U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                         0-28579
                                                                SEC FILE NUMBER

                           NOTIFICATION OF LATE FILING

[X] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K [_] Form 10-Q and Form 10-QSB [_] Form N-SAR

For Period Ended: June 30, 2007

[_] Transition Report on Form 10-K [_] Transition Report on Form 20-F [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q [_] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -    Registrant Information

            Full Name of Registrant: Berliner Communications, Inc. Former Name if Applicable: Not Applicable Address of Principal Executive Office:
            20 Bushes Lane, Elmwood Park, New Jersey 07407

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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      [_](c) The accountant's statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

We were unable to file the annual report on Form 10-K for the year ended June 30, 2007, within the prescribed time period because certain tax information required to be included in the Form 10-K is not currently available and the Form 10-K is still being reviewed. The Company expects to file the Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.


Part IV - Other Information

            (1) Name and telephone number of person to contact in regard to this notification

                  Al Gencarella, Chief Financial Officer, (201)791-3200.

            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

            (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         See Attachment IV


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      Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date:  September 28, 2007

                                        Berliner Communications, Inc.


                                        By:/s/ Rich B. Berliner
                                           --------------------
                                           Rich B. Berliner, Chief Executive
                                           Officer and President


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                                  Attachment IV

Revenue for Berliner Communications, Inc. (the "Company") for the year ended June 30, 2007 was $55.1 million, as compared with $39.3 million for the year ended June 30, 2006. Revenue for the quarter ended June 30, 2007 was $18.2 million, as compared with $15.4 million for the quarter ended March 31, 2007 and $11.0 million for the quarter ended June 30, 2006. Net income allocable to common shareholders was $1.2 million, or $0.07 per basic and diluted share for the year, as compared to net loss allocable to common shareholders of $18.7 million, or $1.38 per basic and diluted share for the prior year. Net income allocable to common shareholders was $297 thousand, or $0.02 per basic share and $0.01 per diluted share in the three months ended June 30, 2007, as compared to net income allocable to common shareholders of $361 thousand, or $0.02 per basic and diluted share, for the three month period ended March 31, 2007. These preliminary revenue and net loss amounts for the year ended June 30, 2007 are subject to adjustment based on Management's on-going review for the year.


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